As filed with the Securities and Exchange Commission on January 14, 2002

Registration No.___________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
NOVAVAX, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-2816046

(State or other jurisdiction of	(I.R.S. Employer

incorporation or organization)	Identification Number)

8320 Guilford Road
Columbia, MD 21046
(301) 854-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John A. Spears
President and Chief Executive Officer
Novavax, Inc.
8320 Guilford Road
Columbia, MD 21046
(301) 854-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
David A. White, Esq.
White & McDermott, P.C.
65 William Street
Wellesley, Massachusetts 02481
(781) 431-1700

         Approximate date of commencement of proposed sale to the public: As soon as practicable and from time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class		Proposed maximum	Proposed maximum
of securities to be	Amount to be	offering price per	aggregate offering	Amount of
registered	registered (1)	share (2)	price	registration fee

Common Stock	940,444 shares	$12.325	11,590,972	$2,771

($.01 par value)

(1)  Pursuant to Rule 416, there are also being registered an indeterminate number of shares of common stock which may become issuable pursuant to the antidilution provisions of underlying convertible securities.

(2)  Estimated solely for the purpose of calculating the amount of the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low prices reported on January 10, 2002, as reported by the Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

NOVAVAX, INC.
940,444 shares of Common Stock
January __, 2002

         Novavax, Inc. is registering the offer and sale from time to time of up to 940,444 shares of our common stock by the selling stockholders identified in the “Selling Stockholders” section of this prospectus.

         Novavax will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On January 10, 2002, the closing price of the common stock as reported on the Nasdaq National Market, was $12.33 per share.

         Novavax was incorporated in Delaware in 1987. The principal executive offices are currently located at 8320 Guilford Road, Columbia, Maryland 21046. The telephone number is (301) 854-3900.

INVESTING IN NOVAVAX COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. No one has been authorized to provide you with different information.

Novavax, Inc.
940,444 shares of Common Stock
Prospectus

RISK FACTORS

         You should carefully read the following risk factors in addition to the remainder of this prospectus before purchasing any shares of our common stock. If any of the following risks occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE HAVE NOT COMPLETED THE DEVELOPMENT OF MANY OF OUR PRODUCTS AND OUR ABILITY TO DO SO IS UNCERTAIN

         Many of our potential products are in various stages of pre-clinical research or clinical trials. Significant further research and development, pre-clinical and clinical testing and regulatory approval are all necessary before the commercial sale of any of these products. We have completed Phase III clinical trials for our estrogen replacement therapy product, ESTRASORB™, and submitted a New Drug Application to the FDA. There is no guarantee that the New Drug Application will be approved. If the ESTRASORB New Drug Application were not approved, our projected future earnings would be negatively affected. We have completed Phase I clinical trials for our transdermal lotion for testosterone replacement product, ANDROSORB™, and began Phase II clinical trials in December 2001. In addition, Phase II clinical trials for our Human Papillomavirus VLP (mono) vaccine and Phase I clinical trials for our Hepatitis E vaccine are currently being conducted with collaborators at the National Institutes of Health. We are also engaged in pre-clinical testing for the following product candidates: our Malaria MSP-1 vaccine, through a contract funded by the NIH; our influenza vaccines, for use in future clinical trials, through a project awarded to us by the National Institute of Allergy and Infectious Diseases; our Human Papillomavirus (chimeric) vaccine, for the National Cancer Institute; and, our injectable testosterone therapy product, ANDRO-JECT™. We have filed an Investigational New Drug Exemption for our Dengue Type 4 vaccine and intend to file an Investigational New Drug Exemption for ANDRO-JECT in the first quarter of fiscal year 2002. We cannot guarantee that these products will successfully pass such testing phases, and if so, will receive regulatory approval or result in commercially successful products. Clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing can vary by product and by the indicated use of a product. We are unable to predict the length of time before we complete the necessary clinical trials and obtain regulatory approval.

WE HAVE A HISTORY OF LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN

         Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at September 30, 2001 was $61.6 million. Our revenues for the last three years were $0.7 million in 1998, $1.2 million in 1999 and $2.5 million in 2000. The Fielding acquisition has generated revenue from commercial sales of products but we cannot be certain that these revenues will be sufficient to offset our expenses in the future. We have received a very limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $4.8 million in 1998, $4.5 million in 1999 and $12.2 million in 2000. Our losses have resulted from research and development expenses, protection of our patents and other intellectual property and other general operating expenses. We expect that our annual losses will increase in the near term as we conduct additional and larger clinical trials and seek regulatory approval for advanced stage product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, as product sales, licensing fees and royalty payments generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MAINTAIN THE PROPRIETARY NATURE OF OUR TECHNOLOGY

         Our success will, in large part, depend on our ability to maintain the proprietary nature of our technology and other trade secrets. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We have 50 United States patents and 125 foreign patents covering our technologies, including our Novamix™ production equipment. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our applications will result in the issuance of patents, or that any patents issued to Novavax will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to Novavax.

         There is a risk that third parties may challenge our existing patents or may claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.

         Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

OTHER ORGANIZATIONS HAVE GREATER RESOURCES TO DEVELOP, MANUFACTURE AND MARKET COMPETITIVE PRODUCTS

         We compete with numerous other companies worldwide that have developed or are developing novel drug delivery and encapsulation technologies. These competitors include both large and small pharmaceutical companies, biotechnology firms, universities and other research institutions. We may not succeed in developing technologies and products that are more effective than those being developed by our competitors.

         Many large companies currently produce and sell estrogen products for clinical indications identical to those that we seek for ESTRASORB. In the oral product segment of the estrogen replacement therapy market, Wyeth-Ayerst Laboratories, a division of American Home Products Corporation, commits significant resources to the sale and marketing of its product, Premarin, in order to maintain its market leadership position. Bristol-Myers Squibb Company also competes in the branded oral product segment with its product, Estrace. In addition, ESTRASORB will also compete with products produced and sold by generic manufacturers in the oral product segment of the market, such as Watson Pharmaceutical, Inc., with its generic product, Estropipate, and Apothecon, Inc., with its generic product, Estradiol. In the transdermal segment of the market, several companies market transdermal estrogen patches with which ESTRASORB will compete, if approved. For example, Novartis Pharma AG currently markets and sells its Vivelle and Estraderm transdermal products and Berlex Laboratories, Inc. and Forest Pharmaceuticals Inc. co-promote the Climara transdermal patch. In the androgen replacement therapy market, a number of companies currently produce and sell transdermal, implant, injection and oral androgen products. For example, if approved, ANDROSORB will directly compete with such products as Androgel, distributed by Solvay Pharmaceuticals, Androderm, manufactured by GlaxoSmithKline and Testoderm, marketed by Alza Corp. These estrogen products and androgen products have already received regulatory marketing approval. We can give no assurance that the New Drug Application for ESTRASORB will be approved, or if approved, that it will be approved for the indications that we are seeking. In addition, we can give no assurance that we will be able to successfully complete Phase II clinical trials for ANDROSORB, or, if completed, that we will be able to obtain regulatory approval.

         Our technologies and products may be rendered obsolete or noncompetitive as a result of products introduced by competitors. Most of our competitors have substantially greater financial and technical resources, production and marketing capabilities and related experience than Novavax. The greater resources, capabilities and experience of our competitors may enable them to develop, manufacture and market their products more successfully and at a lower cost than Novavax. In addition, many of Novavax’s competitors have significantly greater experience than Novavax in conducting pre-clinical testing and clinical trials of human pharmaceuticals and obtaining regulatory approvals to market such products. Accordingly, Novavax’s competitors may succeed in obtaining FDA approval for products more rapidly than Novavax which may give them an advantage over Novavax in achieving market acceptance of their products.

WE NEED ADDITIONAL MANUFACTURING CAPABILITY TO COMMERCIALIZE OUR PRODUCTS

         We do not have any experience with large capacity manufacturing. Although we have had the ability to produce the limited quantities of products needed to support our current research and development program and clinical trials, we will need more production capacity for larger, later-stage clinical studies and commercial sales. Our potential products may be too difficult or costly to manufacture on a large scale, to develop into commercially viable products or to market.

         When we manufacture our own products, we will need to acquire additional manufacturing facilities and to improve our manufacturing technology. Establishing additional manufacturing facilities will require us to spend substantial funds, hire and retain a significant number of additional personnel and comply with extensive regulations applicable to such facilities here and abroad, including the current good laboratory practices and good manufacturing practices required by the FDA. If we elect to or need to manufacture our own products, we risk the possibility that we may not be able to do so in a timely fashion at acceptable quality and prices or in compliance with good laboratory practices and good manufacturing practices. If we are not able to enter into commercial manufacturing agreements or successfully develop our own commercial manufacturing capacity, sales of our products will be delayed or reduced.

         We are in the process of validating our manufacturing methods for ESTRASORB, which is required under FDA guidelines. We currently manufacture and package ESTRASORB at a facility of Packaging Coordinators, Inc., a subsidiary of Cardinal Health, Inc. This facility meets the good manufacturing practices requirements prescribed by the FDA and has the capacity to meet our current and expected future production requirements for ESTRASORB. Pursuant to the terms of a supply agreement with Packaging Coordinators, Inc., we may rent manufacturing space at this facility, on a per diem basis, for our employees to manufacture ESTRASORB, which is then packaged by Packaging Coordinators, Inc.’s employees. However, this supply agreement does not guarantee that we will have access to manufacturing space at Packaging Coordinators, Inc.’s facility. We intend to qualify at least one additional FDA approved manufacturing facility after receiving FDA approval, which approval should be received in approximately 9-12 months. We are currently negotiating a facilities reservation agreement with Packaging Coordinators, Inc. through which we will lease manufacturing space to meet our current and future production requirements for ESTRASORB. However, if we are unable to enter into an agreement with Packaging Coordinators, Inc. to lease manufacturing space or if we are unable to package ESTRASORB at Packaging Coordinators, Inc.’s facility under the current supply agreement or otherwise, we would not have immediate access to this product. Under such circumstances we would be required to reestablish our validation process at a different third-party contract manufacturer. This would delay the commercialization of ESTRASORB.

WE MAY NOT SUCCEED IN OBTAINING THE FDA APPROVAL NECESSARY TO SELL OUR PRODUCTS

         The development, manufacture and marketing of our pharmaceutical products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous pre-clinical testing and extensive human clinical trials that demonstrate the safety and effectiveness of a product in order to apply for regulatory approval to market the product. Two of our product candidates, ANDROSORB and our Human Papillomavirus VLP (mono) vaccine, are now in Phase II human clinical studies. In addition, Phase I clinical trials for our Hepatitis E vaccine are currently being conducted. We have submitted a New Drug Application to the FDA for approval of our product ESTRASORB utilized in estrogen replacement therapy. Our other product candidates are in pre-clinical laboratory or animal studies. Before applying for FDA approval to market any particular product candidate other than ESTRASORB, we must conduct larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. These processes are expensive and can take many years to complete. We may not be able to demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. We may also be required to demonstrate that our proposed product represents an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies.

         We may fail to obtain regulatory approval for our products on a timely basis. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:

•	the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	institutional review board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	analysis of data obtained from pre-clinical and clinical activities which are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.

         We have limited experience in conducting and managing the pre-clinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in pre-clinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed. Furthermore, even if a product of ours gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

WE MAY NEED ADDITIONAL CAPITAL TO GROW AND OPERATE OUR BUSINESS AND WE ARE UNCERTAIN ABOUT OBTAINING FUTURE FINANCING

         We estimate that our existing cash resources will be sufficient to finance our operations at current and projected levels of development and general corporate activity for the next 18 to 24 months. Thereafter, we may require additional funds to continue our research and development, commence future pre-clinical and clinical trials, seek regulatory approvals, establish commercial-scale manufacturing capabilities and market our products. We may seek additional funds through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and other sources. We cannot be certain that adequate additional funding or bank financing will be available to us on acceptable terms, if at all. If we cannot raise the additional funds we may need to continue our current and anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs. If that is the case we will seek other alternatives to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products.

THE COMPANY

         Novavax, Inc. is a specialty biopharmaceutical company focused on the research, development and commercialization of products utilizing our unique drug delivery and vaccine technologies for large and growing markets, including women’s health and infectious diseases. The company holds 50 United States patents for its drugs and has 3 patents pending. Our technologies involve the use of our patented oil and water emulsions which are used as vehicles for the delivery of a wide variety of drugs and other therapeutic products, including certain hormones, anti-bacterial and anti-viral products and vaccine adjuvants, which are substances added to vaccines to enhance their effectiveness. These technologies support three product development programs: hormone replacement therapies, vaccine and vaccine adjuvant applications and anti-infection agents. We are applying this patented drug delivery encapsulation technology to develop product candidates for the transdermal, oral and injectable delivery of generic and non-generic drugs, peptides and proteins. Our Novasome technology is also being developed as an adjuvant delivery system for enhanced vaccine efficacy. We have several product candidates in pre-clinical and clinical trials.

         Our diverse product portfolio and multiple technologies reduce our dependence on a limited number of compounds and enhance our ability to introduce novel products in a broad range of substantial markets. Moreover, through our unique drug delivery technology, we can deliver a wide range of pharmaceuticals topically, mucosally, orally, intravaginally and by injection. We are currently in various stages of product development.

         Most of our product candidates are still in a relatively early stage of development and cannot be marketed until Phase I, Phase II and Phase III human clinical studies have been completed and new drug applications have been prepared, filed and approved by the FDA and other applicable regulatory agencies. We expect that this process will continue over several years and will require us to spend substantial amounts of money which we will have to raise from additional financings or licensing agreements. Therefore, we expect that our annual operating losses and accumulated deficit will continue for the foreseeable future. We estimate that our current cash resources will be sufficient to finance company operations at presently planned levels for another 18 to 24 months.

         In December 2000, we acquired the privately owned Fielding Pharmaceutical Company, based in St. Louis, Missouri, which sells, markets and distributes its own line of pharmaceutical products focused on women’s health. Under the terms of the acquisition agreement, we acquired 100% of Fielding for $36.5 million, consisting of $13 million in cash, 2,312,501 shares of Novavax common stock, valued at $18.5 million, and an additional $5 million in Novavax common stock, which was paid to former Fielding shareholders in January 2002.

         Fielding was established in 1959 and markets women’s health care products nationally to obstetricians and gynecologists through its sales force of over 60 personnel. Fielding packages, markets and sells its own line of prenatal vitamins, oral estrogen tablets and other women’s health care products. We have expanded Fielding’s sales force to over 70 personnel and will use this sales force to sell, market and distribute any of our future products.

         Fielding’s products include the following:

•	Nestabs® CBF, a prenatal multivitamin and mineral supplement containing 50 mg of carbonyl iron;

•	Nestabs® RX, a prenatal multivitamin and mineral supplement containing 29 mg of carbonyl iron;

•	Nestabs® FA, a prenatal multivitamin and mineral supplement containing 29 mg of ferrous fumarate;

•	Gynodiol®, an estrogen replacement therapy; and

•	AVC™, an anti-bacterial vaginal cream and suppositories.

         For the year ended December 31, 2000, Fielding had revenues from the sales of these products of approximately $10.5 million. Novavax intends to continue to use Fielding’s sales and marketing expertise for Novavax’s own unique women’s health care products when these products have received regulatory approval.

         On December 19, 2000, King Pharmaceuticals, Inc. signed an agreement to make a $25.0 million convertible note investment in Novavax in two stages. The first note, in the principal amount of $20.0 million, was issued on December 19, 2000 and is convertible into 2,000,000 shares of Novavax common stock at an initial conversion price of $10.00 per share. The second convertible note, in the principal amount of $5.0 million, was issued on September 7, 2001 and is convertible into 500,000 shares of Novavax common stock at an initial conversion price of $10.00 per share. On September 7, 2001, King signed an additional agreement to make a $5.0 million convertible note investment in Novavax. This convertible note was issued on September 7, 2001 and is convertible into 360,490 shares of Novavax common stock at an initial conversion price of $13.87 per share. Each of the notes has a maturity date of December 19, 2007 and accrues interest at an annual rate of 4%. Novavax used a portion of the proceeds from the first note to complete its acquisition of Fielding and will use the balance for general operating purposes. The proceeds from the notes of September 7, 2001 will be used for general operating purposes.

         Our website can be found at www.novavax.com. The contents of our website are not a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus is part of a Registration Statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the Registration Statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the selling stockholders sell all of their shares of common stock or the offering is otherwise terminated. The documents we are incorporating by reference are:

1.	Novavax’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

2.	Novavax’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

3.	Novavax’s Current Reports on Form 8-K filed October 19, 2000 (as amended by Forms 8-K/A filed December 18, 2000 and December 21, 2000), January 2, 2001, January 19, 2001 (as amended by Form 8-K/A filed March 23, 2001), March 12, 2001 and September 14, 2001;

4.	The Company’s definitive Proxy Statement, dated April 6, 2001, relating to the Annual Meeting of Stockholders held on May 9, 2001; and

5.	The description of the common stock contained in Novavax’s Registration Statement on Form 10, File No. 0-26770, filed on September 14, 1995 pursuant to Section 12(b) of the Securities Exchange Act.

         You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 8320 Guilford Road, Columbia, MD 21046; (301) 854-3900.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We also caution you that this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements are based on management’s beliefs and assumptions and on information currently available to management and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” or similar expressions. Forward-looking statements include information concerning possible or assumed future results of operations, future product development and related clinical trials and statements regarding future research and development. Forward-looking statements necessarily involve risks and uncertainties and other factors which may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in the forward-looking statements. These risks and uncertainties are discussed in the Risk Factors section and elsewhere in this prospectus.

SELLING STOCKHOLDERS

         We are registering all 940,444 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We have issued 578,125 of the shares registered hereby in December 2000 pursuant to the terms of the company’s merger agreement with Fielding, under which we issued a total of 2,312,501 shares of our common stock to the selling parties therein. We have issued 362,319 of the shares registered hereby pursuant to the terms of an earn-out provision set forth in the company’s merger agreement with Fielding. We have registered the shares covered by this prospectus to permit the selling stockholders and their pledgees, donees, transferees or other successors in interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We have registered these shares in accordance with registration rights we granted to the selling stockholders in connection with the acquisition by Novavax of Fielding. See “The Company” for information about this transaction.

         The following table sets forth certain information with respect to the selling stockholders, including

•	the name of the selling stockholders,

•	the number of shares of common stock owned by each selling stockholder as of January 9, 2002,

•	the number of shares that may be offered under this prospectus, and

•	the number of shares of our common stock that will be owned by each of the selling stockholders after this offering is completed, assuming all of the shares covered by this prospectus are sold.

The selling stockholders may offer and sell all, a portion or none of the common stock offered pursuant to this prospectus.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering		Number of Shares	After Offering
Name of Selling Stockholder	Number	Percent	Being Offered	Number	Percent

William E. Georges (1)	546,226	2.3%	351,584	194,642	*

Melissa E. Georges (2)	582,949	2.5%	351,585	231,364	1.0%

George P. Georges, III	191,160	*	57,461	133,699	*

John P. Gauthier, Jr. (3)	154,338	*	89,907	64,431	*

Joe D. Ducharme (4)	154,338	*	89,907	64,431	*

*	Less than one percent.

(1)	William E. Georges has been a Director of the Company since December 19, 2000 and is currently Senior Vice President of Fielding, a wholly owned subsidiary of Novavax. Includes 33,333 shares issuable to Mr. Georges pursuant to options exercisable within 60 days.

(2)	Melissa E. Georges is currently President of Fielding. Includes 33,333 shares issuable to Ms. Georges pursuant to options exercisable within 60 days.

(3)	John P. Gauthier, Jr. is currently Vice President — Sales and Marketing of Fielding. Includes 25,000 shares issuable to Mr. Gauthier pursuant to options exercisable within 60 days.

(4)	Joe D. Ducharme is currently National Sales Manager of Fielding. Includes 25,000 shares issuable to Mr. Ducharme pursuant to options exercisable within 60 days.

USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling stockholders.

PLAN OF DISTRIBUTION

         Shares may be sold or distributed from time to time by the selling stockholders named in this prospectus and, to the extent permitted by their registration rights agreement with Novavax, by their donees or transferees and their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

         The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions involving cross or block trades or otherwise on the Nasdaq National Market or any national securities exchange on which the common stock is listed;

•	in transactions “at the market” to or through market makers in the common stock or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions; or

•	in a combination of any of the foregoing transactions.

         The selling stockholders also may sell their shares in accordance with Rule 144 under the Securities Act.

         From time to time, the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by the selling stockholders will decrease as and when the selling stockholders transfer or donate their shares or default in performing obligations secured by their shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

         The selling stockholders may enter into hedging transactions with broker-dealers. The selling stockholders also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling stockholders may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholders of the secured obligation, may sell or otherwise transfer the pledged shares.

         The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions,

discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation.

         If the selling stockholders sell shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

         We have informed the selling stockholders that during such time as they may be engaged in a distribution of the shares, they are required to comply with Regulation M under the Securities Exchange Act. With exceptions, Regulation M prohibits the selling stockholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

         Under our registration rights agreement with the selling stockholders, we are required to bear the expenses relating to this offering, excluding any underwriting discounts or commissions, stock transfer taxes and fees and disbursements of counsel to the selling stockholders. We estimate these expenses will total approximately $13,000.

         We have agreed to indemnify the selling stockholders and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. We will not receive any of the proceeds from the sale by the selling stockholders of the shares offered by this document.

         This offering by the selling stockholders will terminate two years after the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, or, if earlier, on the date on which the selling stockholders have sold all of the selling stockholders’ shares.

LEGAL MATTERS

         Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White & McDermott, P.C., 65 William Street, Wellesley, Massachusetts 02481. David A. White, a shareholder of such firm, owns 22,500 shares of our common stock and is the Secretary of Novavax.

EXPERTS

         The consolidated financial statements of Novavax, Inc. appearing in Novavax, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Novavax, Inc. as of December 31, 1999, and for each of the two years in the period then ended, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

         We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following SEC regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room operations. Our SEC filings are also available at the SEC’s website at “http://www.sec.gov.”

         Our common stock is traded as “National Market Securities” on the Nasdaq National Market under the symbol NVAX. Materials filed by Novavax can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

         This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS — Form S-3

Item 14. Other Expenses of Issuance and Distribution.

         The expenses to be borne by the company in connection with this offering are as follows:

SEC Registration Fee	$2,771

Legal Services and Expenses*	$5,000

Accounting Services and Expenses*	$5,000

Miscellaneous expenses*	$229

Total	$13,000

*	Estimated

Item 15. Indemnification of Directors and Officers.

         Article NINTH of Novavax’s Restated Certificate of Incorporation provides that a director or officer of the registrant (a) shall be indemnified by the registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the registrant) brought against him by virtue of his position as a director or officer of the registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the registrant against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the registrant brought against him by virtue of his position as a director or officer of the registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the registrant, unless the Delaware Chancery Court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the registrant against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

         Indemnification is required to be made unless the registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the registrant notice of the action for which indemnity is sought and the registrant has the right to participate in such action or assume the defense thereof.

         Article NINTH of Novavax’s Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

         Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

         The registrant maintains insurance under which the insurers will reimburse the registrant for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the registrant. The insurance is subject to certain limitations and exclusions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

         See Exhibit Index, incorporated herein by reference.

Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts of events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the

Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation or the By-Laws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbia, State of Maryland on January 14, 2002.

NOVAVAX, INC.

By: /s/ Dennis W. Genge Dennis W. Genge, Vice President and Chief Financial Officer

POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John A. Spears and Dennis W. Genge and each or any one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection wherewith, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ John A. Spears John A. Spears	President and Chief Executive Officer and Director	January 10, 2002

/s/ Dennis W. Genge Dennis W. Genge	Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	January 14, 2002

/s/ Gary C. Evans Gary C. Evans	Director	January 10, 2002

/s/ Mitchell J. Kelly Mitchell J. Kelly	Director	January 10, 2002

/s/ J. Michael Lazarus J. Michael Lazarus	Director	January 10, 2002

/s/ John O. Marsh, Jr. John O. Marsh, Jr.	Director	January 8, 2002

/s/ Michael A. McManus Michael A. McManus	Director	January 10, 2002

Denis M. O’Donnell	Director

/s/ Ronald H. Walker Ronald H. Walker	Director	January 10, 2002

/s/ William E. Georges William E. Georges	Director	January 10, 2002

EXHIBIT INDEX

         The exhibits marked with an asterisk are filed herewith. The remainder of the exhibits have heretofore been filed with the Commission and are incorporated herein by reference.

4.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 000-26770, filed March 21, 1997), as amended by the Certificate of Amendment dated December 18, 2000 (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-26770, filed March 29, 2001)

4.2	Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, File No. 0-26770, filed August 13, 2001)

4.3	Specimen stock certificate for shares of common stock, par value $.01 per share. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement, File No. 0-26770, filed September 14, 1995 on Form 10)

4.4	Agreement and Plan of Merger dated October 4, 2000 between Novavax, Inc. and the parties identified therein (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed October 19, 2000)

5.1*	Opinion and Consent of White & McDermott, P.C.

23.1*	Consent of Ernst & Young LLP, independent auditors.

23.2*	Consent of PricewaterhouseCoopers LLP, independent accountants.

24.1*	Power of Attorney. (Included in the signature pages hereto)

*	Filed herewith.